Via Facsimile and U.S. Mail
Mail Stop 4720

October 15, 2009

Dr. Martine Rothblatt
Chairman of the Board and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed February 26, 2009
       File No. 000-26301

Dear Dr. Rothblatt:

        We have reviewed your August 21, 2009 and September 1, 2009 responses to our
August 7, 2009 and August 19, 2009 letters, respectively, and have the following
comments. In our comments, we ask you to provide us with information to better
understand your disclosure. Where a comment requests you to revise disclosure, the
information you provide should show us what the revised disclosure will look like and
identify the annual or quarterly filing, as applicable, in which you intend to first include
it. If you do not believe that revised disclosure is necessary, explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7

1. Refer to your response to comment one dated August 21, 2009. As it appears that
    you included non-cash amounts of $6.4 million related to construction projects in
    your 2008 cash flows used in operating and in investing activities, please confirm
    that you intend to adjust your statements of cash flows to increase your 2008 cash
    flows used in operating activities and to decrease your 2008 cash flows used in
    investing activities to remove the effect of these non-cash amounts. Tell us in
    what filing you intend to first include the adjusted 2008 statement of cash flows
    and to include these non-cash amounts in the supplemental disclosures required
    by paragraph 32 of SFAS 95.

Dr. Martine Rothblatt
United Therapeutics Corporation
October 15, 2009
Page 2

2. Summary of Significant Accounting Policies
Revenue Recognition
Remodulin Sale, F-13

2. Please refer to your response to comment one dated September 1, 2009 where you
indicate that there is no journal entry required with respect to products damaged
during shipment and known to the Company during the period of sale. As it
would appear that damaged inventory is not saleable, please clarify how you
recognize the cost of the damaged inventory in your financial statements and in
what period these costs are recognized. Further, please refer to your disclosure on
page 73; "As such, reserves for exchange rights are not recognized in the period
of sale, unless product expiration or damage occurs during shipment and are
known to us." It appears to us based on your response that the reason you do not
record reserves for exchange rights is because you estimate exchanges to be
immaterial. Please revise your disclosure accordingly to clarify.

Notes to the Consolidated Financial Statements
15. License Agreements
Eli Lilly and Company, Page F-46

3. In your response to comment two dated August 21, 2009 you indicated that you
considered a blockage discount to apply to the shares issued to Lilly of 10%.
Please tell us how applying this discount complies with paragraph 27 of SFAS
157.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding
these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant